MANAGEMENT’S DISCUSSION & ANALYSIS – 2010 SECOND QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated financial statements of the Company and notes thereto for the quarter ended June 30, 2010. The information provided herein supplements but does not form part of the financial statements. This discussion covers the quarter and the subsequent period up to the date of issue of this MD&A. All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of Nevsun Resources Ltd. (the Company) is the development of the Bisha Project in Eritrea, located in northeast Africa. The Bisha Mine construction is now over 70% complete and is currently forecast to be completed on budget. See further details below.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Construction progress and outlook

Construction

Mine construction continues as scheduled. During the course of Q2 2010, the following was achieved:

  Completion of the majority of structural steel, plate work and mechanical elements of the project;
  Installation of the Ball and SAG mills;
  Installation of the liner in the tailings management facility commenced; and
  Pre-strip mining continued per plan.

Cost expenditures over the quarter were incurred as planned and the project remains on track to come within the targeted $260 million cost. As at June 30, 2010, approximately $168 million had been spent and a further $32 million was ordered or arranged.

Pictures of the construction progress are updated regularly and can be found on the Company web site –www.nevsun.com/properties/photo_gallery.

The Company is working effectively towards the following targets for the remainder of 2010:

Q3

  Completion of plant electrical and piping installation; and
  Installation of the electrical power plant.
Q4
  Commencement of ore extraction and stockpiling;
  Completion of the tailings management facility;
  Plant commissioning; and
  First gold pour.

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Mining

Pre-stripping mine waste activity, which began in early March 2010 and is expected to last for six months, continues according to plan and ore stockpiling is expected to commence in Q4.

Exploration

The Company has identified an area of lower grade copper mineralization within the hanging wall of the Bisha Main deposit and plans to infill drill the zone this Fall to better define the mineralization and assess its economic potential. The zone is viewed by the Company as potential additional mill feed to the copper circuit of the Bisha plant and lies within 200 meters of the main ore body.

The Company will continue work on the Harena deposit, which lies 9 km southwest of the Bisha main deposit, to further define its potential as mill feed for the Bisha plant, including drill testing the southwest strike extension which displays similar gravity and electromagnetic signatures to Harena.

Highlights of the Bisha Project

Bisha is a high-grade gold, copper and zinc deposit that has a strong economic return over a ten year mine life. The top layer of the deposit is high-grade gold oxide material lying at surface that allows an early payback of capital. Production is anticipated to yield 1.06M oz gold, 734M lb copper, 1B lb zinc and 9.4M oz silver. Gold will be produced at an operating cost of less than $250/oz, with copper operating costs ranging from $0.54-$0.67/lb, and zinc operating costs at $0.50/lb. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project. The project production schedule and cash flows can be found in the Company’s annual 2009 MD&A.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below and includes both owners and non-controlling interest. The Q2 2010 and five preceding quarters’ results were prepared in accordance with International Financial Reporting Standards (IFRS). The two quarters ending with Q4 2008 were prepared in accordance with Canadian GAAP:

	2010	2010	2009	2009
	2nd	1st	4th	3rd
Revenue	$ -	$ -	$ -	$ -
Loss for the period	(2,434,312)	(11,501,893)	(1,761,022)	(1,013,989)
Loss per share (1)	(0.01)	(0.04)	(0.01)	(0.01)
	2009	2009	2008	2008
	2nd	1st	4th	3rd
Revenue	$ -	$ -	$ -	$ -
Loss for the period	(583,951)	(1,341,272)	(4,847,622)	(843,221)
Loss per share (1)	-	(0.01)	(0.03)	(0.01)
(1) Each line of loss per share information in the table is presented as basic and diluted.

The following variances result when comparing continuing operations for the three month period ended June 30, 2010 with those of the same period of the prior year:

1.	Write-off of deferred finance costs: During Q2 2010 the Company expensed $308,949 (2009 - $nil) in finance costs related to the $235 million of debt facilities that expired undrawn in April 2010.
2.	Foreign exchange loss: The decrease in foreign exchange loss of $314,539 from Q2 2009’s expense of $353,367 to $38,828 was due to the Company holding significant South African Rand denominated payables and the appreciation of the US dollar against the ZAR during the quarter.
3.	Office and administration: The increase of $399,781 from Q2 2009’s office and administration expense of $319,584 to $719,365 was due primarily to an increase in investor relations expenses of $275,384.

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4.	Share-based payments: The Company’s Q2 share-based payments expense of $1,403,183 increased by $1,223,570 compared to Q1 2009’s expense of $179,613. The increase is due to 1) options granted earlier in the year compared to the prior year; and 2) increasing the number of stock options issued.

Liquidity and Capital Resources

The Company’s cash at June 30, 2010 was $82.1 million (December 31, 2009 – $29.1 million). The Company is confident this cash plus the ongoing one-third contribution by ENAMCO (the Eritrean State mining company) to Bisha will be sufficient to see the Bisha project through to cash flow positive operations. As at June 30, 2010 ENAMCO had made cumulative advances totaling $35.0 million (June 30, 2009 – $23.1 million).

In February 2010 the Company changed its approach to funding the Bisha project to ensure the project continued on schedule. Bisha had already in July 2009 completed project debt agreements with European and South African lenders. These debt facilities had not yet been drawn and it became apparent that access to the debt in the required time frame was uncertain. Accordingly, the Company raised $111.2 million by way of a non-brokered private placement of 52,000,000 common shares.

From these cash resources, $31.7 million was used in operating and investing activities during Q2 2010 (Q2 2009 -$20.0 million).

Contractual Obligations
As of June 30, 2010 the Company had the following contractual obligations:
		Less than 1			Over 5
	Total	year	2-3 years	4-5 years	years
Purchase commitments	$ 22,200,000	$ 22,200,000	$ -	$ -	$ -
Advances from non-controlling
interest(1)	37,730,288	-	37,730,288	-	-
Loan from non-controlling
interest	20,753,042	753,042	13,333,333	6,666,667	-
Asset retirement obligation	3,440,000	-	-	-	3,440,000
Total Contractual Obligations	$ 84,123,330	$ 22,953,042	$ 51,063,621	$ 6,666,667	$ 3,440,000

(1) Advances from non-controlling interest have no specified repayment terms, management expect they will be repaid in 2-3 years

The Company has arranged an environmental bond to cover remediation liabilities for Bisha in the amount of $2 million at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO. Refer to note 8(a) of the June 30, 2010 condensed consolidated interim financial statements for a description of the purchase price adjustment with ENAMCO.

Outstanding Share Data

As of the date of this MD&A the Company had 193,654,322 shares issued and outstanding.

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Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. To minimize risk the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments, deferred income tax asset valuation reserves and determination of carrying values of derivative financial liabilities, among others. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2009 MD&A. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site. As a result the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

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Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended June 30, 2010.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of New Accounting Standards

The Company has adopted International Financial Reporting Standards (IFRS) effective January 1, 2010 with a transition date of January 1, 2009. For further details, please refer to note 2 of the June 30, 2010 condensed consolidated interim financial statements.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2009 Annual MD&A for some of the risk factors the Company faces. Those risks are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2009 Annual MD&A.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, construction schedules, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis” Cliff T. Davis President & CEO August 12, 2010